Exhibit 99.22

CONSENT OF EXPERT

I, Neil Prenn, of Mine Development Associates (MDA), hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from mineral reserve estimates for the Mercedes project as at December 31, 2008, (the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Neil Prenn
Name:	Neil Prenn, Professional Engineer
Title:	Principal Engineer

Date:   March 31, 2009